ISSUER FREE WRITING PROSPECTUS

Dated October 4, 2016

Filed Pursuant to Rule 433

Registration No. 333-185676

TRILINC GLOBAL IMPACT FUND, LLC

FREE WRITING PROSPECTUS

TriLinc Global Impact Fund, LLC (the “Company”) filed a Registration Statement on Form S-1 (including a prospectus) with the Securities and Exchange Commission (the “SEC”) on February 25, 2013, and such registration statement became effective on February 25, 2013. This communication relates to such offering. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. The most recent prospectus, dated April 28, 2016, and all supplements thereto are available on the SEC web site at https://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0001550453&owner=exclude&count=40&hidefilings=0.

Alternatively, the Company or any dealer participating in the offering will arrange to send you the prospectus and/or supplements thereto if you request them by calling toll-free 1-877-907-1148.

The Company does not believe that the following communication presents an offer as defined in the Securities Act of 1933, as amended. However, the Company is filing the communication in a Free Writing Prospectus as a precautionary matter.

The article below was published by Real Assets Adviser on September 29, 2016. The article reported on certain statements made by Gloria Nelund, the Company’s Chief Executive Officer.

The article was not prepared or reviewed by the Company prior to publication. Real Assets Adviser, the publisher of the article, routinely publishes articles on business news. Real Assets Adviser is not affiliated with the Company, and no payment was made nor was any consideration given to Real Assets Adviser by or on behalf of the Company or in connection with the publishing of the Real Assets Adviser article. Statements in the article that are not attributed directly to Ms. Nelund represent the author’s or others’ opinions and are not endorsed or adopted by the Company. Statements in the article that are attributed directly to Ms. Nelund were not intended and should not be considered as offering material.

A link to the article was also posted on the Company’s website on October 5, 2016 and can be viewed at http://trilincglobalimpactfund.com/newsroom.html.

OCTOBER 2 0 1 6 | A PUBLICATION OF INSTITUTIONAL REAL ESTATE, INC.
REAL ASSETS
ADVISER
Rethinking
Wall Street
walked Gloria Nelund away from of TriLinc a $50 billion Global operation direct impact to make with her a more life.
Tech and Real Estate Rise of Index Investing On a Roll
A group of important The first of a two-part series Eight ways China is “winning” innovations are here today about the confluence of factors on transportation with resilient or on tomorrow’s horizon that favor index investing transit systems

By Mike Consol

Rethinking WALL STREET

Gloria Nelund of TriLinc Global walked away from a $50 billion operation to make a more direct impact with her life.



One of the most memorable evenings of Gloria Nelund's life took place in April 2005 at the Yale Club on Vanderbilt Avenue in Manhattan. Nelund was CEO of Deutsche Bank's $50 billion North America private wealth division at the time, and she and her handpicked executive team were having a soiree. The food was bountiful, the wine flowed freely and the team's esprit was sky high. There was much to celebrate. When Nelund took the helm in 2001, the private wealth division was losing $130 million a year. By first quarter 2005, the reformulated operation was solidly in the black and touting a whopping 25 percent profit margin.

But it was the post-celebration walk to her apartment that changed her life.

"I just thought, 'Is that it?' I realized that when you work so hard for something and you achieve it, there's this big letdown," Nelund says, "but this felt bigger than that. I really felt like I had achieved so much success, had a great career and really loved what I was doing. But at the end of the day, I knew that in a few years the bank was going to make more acquisitions and we were going to be in the same place again."

> *"I felt like I had achieved all of this financial success and had a fabulous career, and I really wanted my life to have more meaning."*

Copyright © 2015 by Institutional Real Estate, Inc. Material may not be reproduced in whole or in part without the express written permission of the publisher.

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I realized that business was my calling, and that the way I could have the biggest impact on the world was doing what I had done my whole career, the thing that I loved doing, which was investing.
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GETTING PERSONAL
Gloria Nelund

If you could go back in time, what would you tell a 25-year-old Gloria Nelund?
That, as the leader, it's normal to have feelings of inadequacy. I've had the opportunity to spend time with some of the most successful CEOs in the country and discovered they've all suffered from feelings of inadequacy at times in their careers.

First choice for a new career?
I'm doing it. I retired from a great career on Wall Street, became a philanthropist, and then realized business truly was my calling and the way I could have the biggest impact with my life, so I started TriLinc.

What is the most influential book you have read?
The Bible.

What is the biggest lesson you've learned?
You can never overcommunicate. Dennis Stratton, a consultant I used at Deutsche Bank, had a great saying: "We all have advanced degrees from MSU, Making S**t Up." In the absence of information, people make stuff up about what something means, so we need to communicate, communicate, communicate.

What is the best career advice you have received?
Focus on outcomes. It applies to everything – if you know the outcome you want, then you can p lan your actions to ensure the outcome.

What is your favorite quotation?
Zig Ziglar: "You can have everything in life you want, if you just help enough other people get what they want."

Tell us something people would be surprised to know about you.
That I commuted to New York for six-and-a-half years, taking a Sunday night red-eye every week and back home to Manhattan Beach, California, on Friday nights.

What is your idea of perfect happiness?
Accomplishing everything on my "to do" list every day [smile]. Seriously, I actually think it is more about having inner peace.

What is your greatest fear?
That I will outlive my sisters, my husband and kids. The loss would be too painful to bear.

Which historical figure do you most identify with?
Margaret Thatcher. She put great emphasis on individual responsibility and a belief in free markets.

What is your greatest extravagance?
Fresh flowers. I love having fresh flowers around all of the time.

What is your biggest regret?
I honestly can only think of one because I try to be present and make conscious decisions, fully owning whatever outcome I get from my choices. So the only one I can think of is not taking any time off when I left Bank of America after 16 years to join Scudder. I felt bad that Scudder had to wait three months for me to join, so I started there the same day I left BofA.

What phrase do you think is most overused in your industry?
Diversification. It is a powerful tool to mitigate risk when you are truly diversified, but, often the word diversification is stretched to persuade investors to get in to investments that are overpriced, that don't actually provide effective diversification and won't protect them from market volatility.

If you could change one thing about yourself, what would it be?
I would have more patience.

What is your most pronounced characteristic?
Determination.

Favorite recreational pastime?
Diving. I love jumping/diving/flipping off of things and landing in water.

If the most recent year was set to music, what would be the first cut on the soundtrack?
"Circle of Life" [written by Elton John and Tim Rice and performed as the opening song for the Hollywood production of *The Lion King*]. I lost my mother recently, my nephew and two of my nieces got married, my grandson turned one, and a few of our TriLinc team members have lost parents this year, and we also have lots of new babies.

What book might we be surprised to find in your bookcase (or iPad)?
Tom Clancy, *Duty and Honor*, because it's the only fiction book in any of my bookcases. I love business books, self-help books and devotional/inspirational books, but I used to be a Tom Clancy junky and would binge read a whole book when he published a new one. His last book was *Duty and Honor*, which I've never finished.

How do you want to be remembered?
As someone whose life brought honor to God.

REAL ASSETS ADVISER | OCTOBER 2016 37

LATIN AMERICA
What’s more, success came at a high cost. Nelund was emotionally and physically depleted, having spent years commuting weekly between New York City and Los Angeles, as well as trips to Frankfurt or London for executive committee meetings every six weeks.
“I felt like I had achieved all of this financial success and had a fabulous career, and I really wanted my life to have more meaning.” The very next day, Nelund was getting ready to board a flight to Florida and picked up a book titled Halftime that her brother-in-law had given her. The premise of the book, subtitled Moving from Success to Significance, was this: Think of your life as a football game with two halves. After you play the first half you head to the locker room for halftime to stop and consider what changes you should make for the second half. That got Nelund questioning how she really wanted to spend the rest of her life.
A few days later, Nelund “packed a bag, hopped on a plane to London, and I quit my job. Basically, I said to my boss, ‘Look, a year from now I don’t want to be doing this. I don’t know what I want to do,’” she said. “I don’t think he really believed me when I left his office that day because I agreed to stay until the end of the year, and it was a few months before he actually started looking for a replacement.” True to her word, Nelund did leave and embarked on a career as a philanthropist, traveling around the world and getting involved in causes she cared about.
Specifically, helping women and children — and particularly children in foreign countries who were living in orphanages or on the streets. She traveled the world and studied various models for rescuing children from dys-topian situations. She brought some solutions through a process that resulted in giving them a true home. Her work with children also drew her into healthcare issues, as many children had become orphaned after diseases such as AIDS and malaria resulted in the premature death of their parents.
Two years into her philanthropic pursuits, though, Nelund had another epiphany. This time it occurred at her very first meeting as a member of the RS Investments Funds board of trustees. As she listened to the portfolio
38 REALASSETS ADVISER | OCTOBER 2016

managers talk about global economies and investing, a new insight struck.
“I realized that business was my calling, and that the way I could have the biggest impact on the world was doing what I had done my whole career, the thing that I loved doing, which was investing,” she says.
The question was how to marry her knowledge and passion for investing with her desire to make a meaningful impact in the world. Fortunately for Nelund, that question formed right about the time “impact investing” was starting to become an industry in itself. Socially responsible investing had been around for a long time, but impact investing was taking the do-well-by-doing-good movement to a new level. Nelund’s definition of impact investing — roughly consistent with the definition espoused by the Global Impact Investing Network — is investing with the specific objective of achieving both a competitive financial return and positive, measurable impact that is intentional.
“I’ve always believed that harnessing the power of the capital markets gives us the best chance actually to solve some of these big social and environmental issues that we have in the world,” she says.
Her observation was that the best efforts of philanthropists, governments and development agencies were not enough to solve the myriad problems bedeviling humanity, especially when those problems were being exacerbated by growing populations competing for finite natural resources. Nelund sees it this way: Impact investing is simply investing done well, but to bring about true systemic change, the impact investing industry needs scale, and the only way to achieve scale is creating and offering funds that attract private investors from the full range of private capital groups, from retail investors to high-net-worth individuals and families, to institutional investors.
“Since I had spent my entire 30-year career on Wall Street in the investment world, I had the opportunity to create, manage and deliver investment management strategies and products for institutional, high-net-worth and retail investors,” she says. “I knew a lot about each of those private capital groups — how they buy, why they buy, how they think, what drives their decision making.” The rise of impact investing gave Nelund an already established channel to direct her efforts. But she also needed a vehicle to navigate down that channel. It was that necessity that brought about the birth of TriLinc Global, a manager of impact funds.
WE HAVE LIFTOFF
From the beginning, Nelund’s vision for TriLinc Global was to be a private investment manager that launched and managed institutional- quality impact investment funds that could prove to investors they did not have to give up investment return to do good. It was simply having a process for tracking, measuring and reporting impact that is as disciplined and rigorous as the investment process.
“Impact investing should not be concessionary. It should be and/and investing,” Nelund says. The initial focus for TriLinc was to first launch a fund for retail, or non-accredited, investors, followed by impact offerings for institutional investors.
After what Nelund described as a “seven-year overnight success,” she and her team have been successfully managing the maiden “retail” fund and have recently launched a private fund for institutional investors and family offices, as well as entertaining a large institutional separate account mandate. The strategies for all three are similar and revolve around a single idea that there is a significant lending gap for small and midsized businesses, also known as the “missing middle.” By offering a way to connect private capital to businesses that have
REALASSETS ADVISER | OCTOBER 2016 39

grown up past the startup phase — but are not big enough to finance themselves in the capital markets — that lending gap represents not only an investment opportunity but also the potential to create meaningful impact through "sustainable, responsible" companies committed to creating positive impact in their communities.

AROUND THE WORLD IN 20 COUNTRIES

Having spent her entire career in the investment management industry, Nelund says one of the important lessons learned while investing in any market is to not be a "fly-in" investor. In other words, you must have people on the ground in the country where you are investing. To that end, TriLinc spent two years searching out global investment manager partners with long track records of doing private debt in their markets and a willingness to partner with TriLinc in bringing private capital to responsible private companies that need capital to grow their businesses. Thanks to a proprietary system developed by TriLinc's CIO (a global macro-investment specialist), TriLinc has been able to boil the world down to about 20 countries where economic fundamentals, legal systems and governments are strong, and where TriLinc has "feet on the ground" through its eight loan origination partners.

Nelund says one of her favorite activities is visiting the borrower companies in their home country. She is especially excited about investing in Africa, particularly the Sub-Saharan portion of the continent. The rule of law is getting stronger there, population growth is brisk, and the environment for foreign investment is strong.

"The people are amazing," she says. "It's just really favorable conditions for investing, and there's tremendous need, so you can also have a big impact."

Regardless of which target company or country receives capital from the firm, Nelund emphasizes the most important aspect of their strategy is the discipline of their investment processes. As an institutional investor, first and foremost, she says, "you need to have a rigorous process that focuses on the proper balance between risk and return, which includes understanding the environmental, social and governance policies and practices of the company. After you know you have a strong investment, then you can focus on the company's intent to create positive, measurable impact in their community."

There are any number of positive impacts that companies can make — such as building a school, increasing agricultural productivity, career training and development, and so on. But, as Nelund explains, "the effect of financing small and midsized businesses is far greater than even those impacts that are measured and reported. Each business has a myriad of effects on its local economy. Economic stability starts first and foremost with a steady household income, so the significance of the jobs created and maintained by these businesses can't be understated."

Further, unlike larger businesses with vast global networks of suppliers, small and midsized businesses tend to purchase inputs and supplies from other local businesses, which allows for the recycling of capital through the local economy, she adds. They also tend to serve their local market as they grow, and are able to reach economies of scale. They can achieve cost savings that they can pass on to consumers.

"In short, small and midsized businesses employ local workers, buy from local companies and serve local customers," Nelund says. "Beyond that, they often build schools, provide community services and donate to local charities focused on serving local needs."

While the TriLinc team gets excited about the impact it is having in various communities, Nelund explains they also understand most investors are not willing to give up investment return to do good, meaning TriLinc must deliver nonconcessionary returns.

"That's a founding principle of our firm," she says, "and to achieve scale and create true systemic change, as an industry, we need to embrace that impact investments are, first and foremost, an investment."

In addition to proving that impact investors do not have to sacrifice, the firm is also committed to the mission of demonstrating the ability of capital markets to help solve the world's most pressing socioeconomic and environmental problems.

THE IMPACT SURGE

The timing of Gloria Nelund's aspirations appears to be good because impact investing is



TriLinc Global by the Numbers

Year founded
2008

Assets under management
$214 million

Funds invested since inception
$392 million

Investors in holding company
97 HNW individuals and families

Number of investors in retail fund
5,278

Number of countries where invested
19

Global partners
Nine partners in 20 countries

TriLinc team members
23

Offices
Manhattan Beach, Calif. (headquarters)
New York City
Warwick, R.I.

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REALASSETS ADVISER | OCTOBER 2016

surging. During 2015 at least $15 billion was committed to more than 7,500 impact investments, and those numbers are accounted for by just the 150 or so respondents to the Annual Impact Investor Survey produced by the Global Impact Investing Network and sponsored by JP Morgan Chase.
Nelund says the impact investing trend is being driven by a trio of factors — Internet- based communication technologies that have connected world populations, the millennial generation and women investors. She points out world population has more than doubled in her lifetime, from 3 billion people to about 7 billion people today, even as the planet’s vital natural resources have remained finite. What’s more, almost all that population growth has occurred in developing economies, rather than advanced ones. The problem, in part, is developing economies are less efficient in their use of resources. This has not been lost on the socially conscious. With social media creating viral concern globally, and women investors (who now control an estimated 60 percent of U.S. wealth) and the millennial generation demanding more from business and its products and services, impact investing has become a bright, shining star.
“They’re basically saying, ‘I want investments that align with my values,’” she observes.
If all of Nelund’s aspirations for TriLinc Global come to pass, she might find herself back at the Yale Club feting her victorious executive team. Only this time, the walk home will presumably be a bit less eventful.
Mike Consol (m.consol@irei.com) is editor of Real Assets Adviser.
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